UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Suite 200 – 602 W. Hastings Street
Vancouver, British Columbia
Canada V6B 1P2
(604) 684-3410
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,640,500

	8.	Shared Voting Power 148,000

	9.	Sole Dispositive Power 790,500

	10.	Shared Dispositive Power 2,998,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 817,000 3,788,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 887902104	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. TTN Escrow Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,850,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,850,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 817,000 2,850,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 887902104	13D	Page 4 of 11 Pages

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer"), whose principal executive offices are located at Suite 200 – 602 West Hastings Street, Vancouver, British Columbia V6B 1P2 Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) TTN Escrow Capital Corp. ("TTN")

(b)	(i) 128 Riverview Way, Edmonton, Alberta T6M 2N8 Canada

(ii) 3473 Ellis Place, Nanaimo, British Columbia V9T 4Y6 Canada

(c)	(i) Chief Executive Officer and President; Titan Trading Analytics Inc.; Software company; Suite 200 – 602 West Hastings Street, Vancouver, British Columbia V6B 1P2 Canada

(ii) Incorporated under the laws of the Province of British Columbia, Canada; Escrow company; 3473 Ellis Place, Nanaimo, British Columbia V9T 4Y6 Canada

(d)	(i) Dr. Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) TTN has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
(i) Dr. Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) TTN has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canada

Item 3. Source and Amount of Funds or Other Consideration.

TTN was formed to hold common shares of the Issuer (the "Escrow Shares") pursuant to an Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, the Issuer and TTN (the "Escrow Agreement"). The Escrow Shares held by TTN were initially purchased by Michael Paauwe, the former President of the Issuer, and

CUSIP No. 887902104	13D	Page 5 of 11 Pages

Michael Gossland, the Director of Software Development and Secretary of the Issuer, at a purchase price of Cdn$0.01 per common share. The personal funds of Mr. Paauwe and Mr. Gossland were used to pay the purchase price for such securities.

Pursuant to an agreement dated December 20, 2002 among Dr. Powell, Mr. Kreilein, Mr. Paauwe, Mr. Gossland and TTN, Dr. Powell and Mr. Kreilein agreed to purchase all of the issued and outstanding securities of TTN in consideration for Cdn$28,500 (the "Share Transfer Transaction"). TTN is currently the record holder of 2,850,000 common shares of the Issuer. Dr. Powell currently owns two-thirds (2/3) of the issued and outstanding securities of TTN, and Mr. Kreilein owns one-third (1/3) of the issued and outstanding securities of TTN. Dr. Powell used his personal funds to pay the purchase price for such securities.

In order to purchase the common shares subject to the stock options, Dr. Powell must pay the applicable exercise price for such securities. The information contained in Section ___ in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

The Escrow Agreement was entered into to create a long-term incentive for the beneficial owners of the Escrow Shares to act in the long-term interest of the Issuer and to maximize its profitability, in accordance with the policies of the TSX Venture Exchange. The Escrow Shares are subject to an earn-out formula based on cumulative net positive cash flow, and cannot be released for trading until certain thresholds of net profitability are reached. Any Escrow Shares not released by June 21, 2006 will be automatically cancelled. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange. The holder of the Escrow Shares has agreed for so long as such securities remain in escrow to waive its rights to (i) vote on a resolution to cancel any of such securities, (ii) receive dividends, and (iii) to participate in the assets and property of the Issuer on a winding up or dissolution.

The Share Transfer Transaction resulted from a change in management of the Issuer. The information contained in Section __ in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 4. Pursuant to the applicable rules and regulations of the TSX Venture Exchange, shareholder approval of Share Transfer Transaction was obtained on April 28, 2003.

Certain of the common shares beneficially owned by Dr. Powell are subject to stock options that were granted to Dr. Powell by the Issuer as a result of his position with the Issuer. The information contained in Section ___ of Exhibit 2 in Item 7 below is hereby incorporated by reference to this Item 4.

CUSIP No. 887902104	13D	Page 6 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)
Dr. Powell is the beneficial owner of 3,778,500 common shares, or 32.8% of the Issuer's outstanding common shares as of April 30, 2004, which includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share, (B) 2,850,000 common shares owned by TTN, (C) 148,000 common shares held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell, and (D) 220,000 common shares, which includes warrants to purchase 100,000 common shares that are fully vested and exercisable at Cdn$0.12 per common share and expire on March 16, 2006, held by Dr. Powell's children that are deemed to be beneficially owned by Dr. Powell.

	(ii)	TTN is the beneficial owner of 2,850,000 common shares, or 25.8% of the Issuer's outstanding common shares as of April 30, 2004.

(b)	Number of shares as to which such person has:

	(i)	(A)
Sole power to vote or to direct the vote of 3,640,500 common shares, which includes (1) 400,000 common shares issuable pursuant to stock options under the Issuer's stock option plan, (2) 2,850,000 common shares owned by TTN, and (3) 220,000 common shares, which includes warrants to purchase 100,000 common shares, held by Dr. Powell's children.

		(B)	Sole power to vote or to direct the vote of 2,850,000 common shares.

	(ii)	(A)	Shared power to vote or to direct the vote of 148,000 common shares, which represents the common shares held by Mrs. Powell.
		(B)	Shared power to vote or to direct the vote of 0 common shares.

	(iii)	(A)
Sole power to dispose or to direct the disposition of 790,500 common shares, which includes (1) 400,000 common shares issuable pursuant to stock options under the Issuer's stock option plan and (2) 220,000 common shares, which includes warrants to purchase 100,000 common shares, held by Dr. Powell's children.

		(B)	Sole power to vote or to direct the vote of 2,850,000 common shares.

	(iv)	(A)	Shared power to dispose or to direct the disposition of 2,998,000 common shares, which includes (1) 2,850,000 common shares held by TTN and (2) 148,000 common shares held by Mrs. Powell.
		(B)	Shared power to dispose or to direct the disposition of 0 common shares.

Karen Powell resides at 128 Riverview Way, Edmonton, Alberta T6M 2N8 Canada. Mrs. Powell is a self-employed physician. Mrs. Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic

CUSIP No. 887902104	13D	Page 7 of 11 Pages

violations or similar misdemeanors). Mrs. Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Powell is a citizen of Canada.

(c)	(i)
On March 16, 2004, Dr. Powell and his wife purchased 2,424,000 common shares subject to TSX Venture Exchange approval, of which 1,212,000 common shares are subject to warrants that are fully vested and exercisable at $0.12 per share and expire on March 16, 2006. TSX Venture Exchange approval was contingent upon the Issuer obtaining shareholder approval for the issuance of such securities, with Dr. Powell and his wife prohibited from voting on such matter. Shareholder approval was obtained at an annual general meeting of the Issuer's shareholders on April 30, 2004; however, the TSX Venture Exchange has not yet granted approval for the issuance of such securities.

(ii) TTN did not effect any transactions in the Issuer's common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Escrow Agreement, the Escrow Shares are subject to an earn-out formula based on cumulative net positive cash flow, and cannot be released for trading until certain thresholds of net profitability are reached. Any Escrow Shares not released by June 21, 2006 will be automatically cancelled. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange.

Dr. Powell may acquire 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share.

Item 7. Material to be Filed as Exhibits.

1.	Agreement dated December 22, 2002 among Dr. Powell, Mr. Kreilein, Mr. Paauwe, Mr. Gossland and TTN *

2.	Stock Option Agreement dated December 22, 2003 between the Issuer and Dr. Powell*

CUSIP No. 887902104	13D	Page 8 of 11 Pages

3.	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, the Issuer and TTN (1)

4.	Agreement of Joint Filing

___________________________
(1) Incorporate by reference to the Issuer's registration statement on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 1999.

* To be filed by amendment.

CUSIP No. 887902104	13D	Page 9 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 27, 2004

/s/ Kenneth Powell
Kenneth Powell

CUSIP No. 887902104	13D	Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 27, 2004

TTN ESCROW CAPITAL CORP.,
a corporation formed under the laws of the Province
of British Columbia, Canada

/s/ Kenneth Powell
Kenneth Powell, Director